P.E. 1/1/02

0-30198

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2002

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

1 Alexander Yanai Street
Petach-Tikva, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

INTERNET GOLD-GOLDEN LINES LTD.

6-K Items

1. Internet Gold-Golden Lines Ltd. Press Release dated January 22, 2002

ITEM 1

Tuesday January 22, 7:00 am Eastern Time

Press Release

SOURCE: Internet Gold

Internet Gold Expects Improved Earnings - Operation Turning Profitable in 4Q01

TEL AVIV, Israel, Jan. 22 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq: IGLD - news), today reported that it expects substantially higher net profit and to post, for the first time, operational profits in its recently completed fourth quarter. In addition to the increase in its net profit, the company also expects to show improved EBITDA and cash flow, compared to the previous quarter.

For the full year, the company expects to report an increase in revenues of approximately 20 percent, compared to 2000. Fourth quarter and full year results are expected to be released on February 13th.

Internet Gold CEO, Eli Holtzman, said today: "After achieving net profit and positive cash flow in the third quarter, two full quarters ahead of our original 2001 work plan, we have further improved our operating results and net profits and for the first time, we expect to post an operating profit in our fourth quarter. While we expect improvement in all our business segments, including in the results of our two subsidiaries, MSN Israel and Gold Trade, the improvement in our core business (our access activity and the sales of value added services to our subscribers) has been the most significant. In the current stormy environment, especially in the telecom services providers arena, this, I believe, proves once again the viability of our new business model. Looking forward and based on our 2002 work plan, I am positive that from this point on, subject to no new major fluctuation in our business environment, we should expect improved operational results and stronger positive cash flow. We will continue to seek enhanced profitability while maintaining our leading position in the industry."

About Internet Gold

Internet Gold is a leading Internet service provider in Israel in number of subscribers based on recent surveys. The Company provides a wide array of Internet services tailored to meet the needs of the residential and business subscribers, including Internet access and related value-added services, as well as content through portals. The Company intends to become the leading portal in Israel and, through its e-commerce joint venture, the leading e- commerce provider in Israel. The Company provides access through a nationwide network, allowing the entire Israeli population to access the Internet with a local telephone call. Additional information about Internet Gold is available at www.igld.com

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's 2000 Annual Report on Form 20-F filed with the Securities and Exchange Commission and other reports filed from time to time with the Securities and Exchange Commission.

Contact: Idit Azulay, 972-55-399848 or IDITA@co.zahav.net.il

SOURCE: Internet Gold

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By /s/Eli Holtzman
Name: Eli Holtzman
Title: Chief Executive Officer

Date: January 23, 2002